Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-172554 and 333-172554-01

PRICING SUPPLEMENT NO. 2011—MTND 50083 DATED AUGUST 24, 2011

(TO PROSPECTUS SUPPLEMENT DATED MAY 12, 2011 AND PROSPECTUS DATED MAY 12, 2011)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Index LeAding StockmarkEt Return Securities (Index LASERSSM) Based on the Value of the S&P 500® Index

Due August 29, 2013

$1,000 per Index LASERSSM

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

•	The Index LASERSSM will mature on August 29, 2013. We will not make any payments on the Index LASERSSM prior to maturity.

•	The Index LASERSSM are based on the closing value of the S&P 500® Index.

•	The Index LASERSSM will be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The minimum investment amount will be $25,000.

•

You will receive at maturity for each Index LASERSSM you hold a payment at maturity based on the percentage change in the closing value of the S&P 500® Index from the date of this pricing supplement (which we refer to as the pricing date) to the third index business day before maturity (which we refer to as the valuation date) and the closing value of the S&P 500® Index on every index business day from, but excluding the pricing date to and including the valuation date. The payment at maturity may be greater than, equal to, or less than the stated principal amount of your initial investment in the Index LASERSSM but will not in any circumstance be more than $1,350 per Index LASERSSM .

•

If the closing value of the S&P 500® Index is greater than 824.32 (70% of its closing value on the pricing date )(which we refer to as the initial index value) on every index business day from but excluding the pricing date to and including the valuation date, at maturity you will receive for each Index LASERSSM you then hold the $1,000 stated principal amount per Index LASERSSM plus an index return amount equal to the product of (i) $1,000 and (ii) the greater of (x) the percentage change in the closing value of the S&P 500® Index from the pricing date to the valuation date (which we refer to as the index percent change) and (y) 16% (8% per annum on a simple interest basis)(which we refer to as the fixed percentage) of the stated principal amount of the Index LASERSSM, provided that the index return amount will not in any circumstance be more than $350 per Index LASERSSM.

•

If the closing value of the S&P 500® Index is less than or equal to 824.32 (70% of its initial index value) on any index business day from but excluding the pricing date to and including the valuation date, at maturity you will receive for each Index LASERSSM you then hold the $1,000 stated principal amount per Index LASERSSM plus an index return amount equal to the product of (i) $1,000 and (ii) the index percent change (which could be negative), provided that the index return amount will not in any circumstance be more than $350 per Index LASERSSM. In this case, if the final index value is less than the initial index value, the maturity payment will be less than your initial investment of $1,000 per Index LASERSSM and your investment in the Index LASERSSM will result in a loss.

•	At maturity, you could receive an amount less than your initial investment in the Index LASERSSM, and you will not in any circumstance receive an amount greater than $1,350 per Index LASERSSM.

•	We will not apply to list the Index LASERSSM on any securities exchange.

Investing in the Index LASERSSM involves a number of risks. See “Risk Factors Relating to the Index LASERSSM” beginning on page PS-6.

“Standard & Poor’s®,” “S&P 500® ,” and “S&P® “ are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. The Index LASERSSM have not been passed on by Standard & Poor’s or The McGraw-Hill Companies, Inc. as to their legality or suitability. The Index LASERSSM are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies, Inc. Standard & Poor’s and The McGraw-Hill Companies, Inc. make no warranties and bear no liability with respect to the Index LASERSSM.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Index LASERSSM or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Index LASERSSM are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The Index LASERSSM are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Index LASERSSM	Total
Public Offering Price	$ 1,000	$4,920,000
Underwriting Discount (including the Sales Commission described below)	$ 15	$73,800
Proceeds to Citigroup Funding Inc.	$ 985	$4,846,200

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Index LASERSSM, will receive an underwriting fee of $15 for each $1,000 Index LASERSSM sold in this offering. Certain dealers, including broker-dealers affiliated with Citigroup Global Markets Inc, will receive from Citigroup Global Markets Inc. $15 from this underwriting fee for each Index LASERSSM they sell. Citigroup Global Markets Inc. will pay the Registered Representatives of Citigroup Global Markets Inc. a sales commission of $15 for each Index LASERSSM they sell. Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Index LASERSSM declines. You should refer to “Risk Factors Relating to the Index LASERSSM” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the Index LASERSSM to purchasers on or about August 30, 2011.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Index LASERSSM?

The Index LeAding StockmarkEt Return Securities Based on the Value of the S&P 500® Index, or Index LASERSSM, are equity index-linked investments that offer a potential return at maturity based on limited upside participation in an increase in the closing value of the S&P 500® Index (which we also refer to as the underlying index) during the term of the Index LASERSSM or a predetermined fixed return percentage, as applicable, and limited protection from loss in certain circumstances. The Index LASERSSM do not pay periodic interest. Payment at maturity may be less than the stated principal amount of your initial investment in the Index LASERSSM, and will not in any circumstance be more than $1,350 per Index LASERSSM.

At maturity, you will receive for each Index LASERSSM you hold a payment at maturity, or less than your initial investment in the Index LASERSSM, based on the percentage change in the closing value of the underlying index from the pricing date to the valuation date (which we refer to as the index percent change) and the closing value of the underlying index on every index business day from but excluding the pricing date to and including the valuation date. If the closing value of the underlying index is greater than 824.32 (70% of its initial index value) on every index business day from but excluding the pricing date to and including the valuation date, at maturity you will receive for each Index LASERSSM you then hold the $1,000 stated principal amount per Index LASERSSM plus an index return amount equal to the product of (i) $1,000 and (ii) the greater of (x) the index percent change and (y) 16% (8% per annum on a simple interest basis), provided that the index return amount will not in any circumstance be more than $350 per Index LASERSSM. In this case, the payment at maturity will be at least $1,160 per Index LASERSSM, but will not be greater than $1,350 per Index LASERSSM.

If the closing value of the underlying index is less than or equal to 824.32 (70% of its initial index value) on any index business day from but excluding the pricing date to and including the valuation date, at maturity you will receive for each Index LASERSSM you then hold the $1,000 stated principal amount per Index LASERSSM plus an index return amount equal to the product of (i) $1,000 and (ii) the index percent change (which could be negative), provided that the index return amount will not in any circumstance be more than $350 per Index LASERSSM. In this case, if the final index value is less than the initial index value, the maturity payment will be less than your initial investment of $1,000 per Index LASERSSM and your investment in the Index LASERSSM will result in a loss.

The Index LASERSSM will mature on August 29, 2013. The Index LASERSSM are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The Index LASERSSM will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding Inc., and as a result of the guarantee any payments due under the Index LASERSSM will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the stated principal amount of your investment at maturity is not guaranteed. All payments on the Index LASERSSM are subject to the credit risk of Citigroup Inc.

Each Index LASERSSM represents a stated principal amount of $1,000. You may transfer the Index LASERSSM only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Index LASERSSM in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Index LASERSSM by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the securities through the accounts those systems maintain with DTC. You should refer to the section “Description of the Index LASERSSM — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest or Dividend Payments on the Index LASERSSM?

No. We will not make any periodic payments of interest or any other periodic payments on the Index LASERSSM. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the S&P 500® Index.

What Will I Receive at Maturity of the Index LASERSSM?

At maturity, you will receive for each Index LASERSSM an amount in cash equal to $1,000 plus an index return amount, which may be positive or negative, but will not in any circumstance be more than $1,350 per Index LASERSSM. Because the index return amount may be negative, the payment at maturity could be less than the $1,000 stated principal amount per Index LASERSSM and could be zero.

How Will the Index Return Amount Be Calculated?

The index return amount depends on the closing value of the underlying index on every index business day from but excluding the pricing date to and including the valuation date and on whether the index percent change is positive, zero or negative:

•

If the closing value of the S&P 500® Index is greater than 824.32 (70% of its initial index value) on every index business day from but excluding the pricing date to and including the valuation date, the index return amount will equal:

$1,000 × (the greater of (x) index percent change and (y) fixed percentage),

provided that the index return amount will not in any circumstance be more than $350 per Index LASERSSM.

The fixed percentage will equal 16% (8% per annum on a simple interest basis).

•

If the closing value of the S&P 500® Index is less than or equal to 824.32 (70% of its initial index value) on any index business day from but excluding the pricing date to and including the valuation date, the index return amount will equal:

$1,000 × index percent change (which may be negative),

provided that the index return amount will not in any circumstance be more than $350 per Index LASERSSM.

In this case, if the final index value is less than the initial index value, the Index Return Amount will be negative and the maturity payment will be less than your initial investment of $1,000 per Index LASERSSM and your investment in the Index LASERSSM will result in a loss.

For more specific information about the index return amount, the index percent change, and the effect of a market disruption event on the determination of the index return amount and the index percent change, please see “Description of the Index LASERSSM — Index Return Amount” in this pricing supplement.

How Will the Index Percent Change Be Calculated?

The index percent change will equal the following fraction:

final index value – initial index value

initial index value

The initial index value will equal the closing value of the S&P 500® Index on the pricing date.

The final index value will equal the closing value of the S&P 500® Index on the valuation date.

Is There a Possibility of Loss of Principal?

Yes. If the closing value of the underlying index is less than or equal to 824.32 (70% of the initial index value) on any index business day from but excluding the pricing date to and including the valuation date and the final index value is less than the initial index value, you will experience a loss of less than the stated principal amount of your investment in the Index LASERSSM. This will be true even if the value of the index exceeded its initial index value at one or more times over the term of the Index LASERSSM. In this case, the total yield on the Index LASERSSM will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding Inc. (guaranteed by Citigroup Inc.) of comparable maturity. You should refer to “Risk Factors — The Yield on the Index LASERSSM May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity” in this pricing supplement.

Where Can I Find Examples of Hypothetical Payments at Maturity?

For a table setting forth hypothetical payments at maturity, see “Description of the Index LASERSSM — Payment at Maturity — Hypothetical Examples” in this pricing supplement.

Who Publishes the S&P 500® Index and What Does It Measure?

Unless otherwise stated, all information on the S&P 500® Index provided in this pricing supplement is derived from Standard & Poor’s, which we refer to as S&P, or other publicly available sources. The S&P 500® Index is published by S&P and is intended to provide an indication of the pattern of common stock price movements. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of August 15, 2011, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 70% of the U.S. equities market. For further information on the S&P 500® Index, including its makeup, method of calculation and changes in its components, see “Description of the S&P 500® Index” in this pricing supplement.

Please note that an investment in the Index LASERSSM does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks included in the S&P 500® Index.

How Has the S&P 500® Index Performed Historically?

We have provided a table showing the high and low closing values and the quarter-end closing values of the S&P 500® Index for each quarter in the period from January 2, 2006 to August 24, 2011 as well as a graph showing the daily closing values of the S&P 500® Index from January 2, 2006 to August 24, 2011. You can find the table and the graph in the section “Description of the S&P 500® Index — Historical Data on the S&P 500® Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the S&P 500® Index in recent years. However, past performance is not indicative of how the S&P 500® Index will perform in the future. You should also refer to the section “Risk Factors — The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying Index” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Index LASERSSM?

For U.S. federal income tax purposes, you and Citigroup Funding Inc. agree to treat an Index LASERSSM as a cash-settled prepaid forward contract on the value of the S&P 500® Index on the valuation date, pursuant to which forward contract, at maturity you will receive the cash value of the S&P 500® Index subject to certain adjustments. In addition, you and Citigroup Funding Inc. agree to treat the amounts invested by you as a cash deposit that will be used to satisfy your obligation under the Index LASERSSM. The summary below assumes such treatment, except where otherwise stated.

Under this treatment, at maturity or upon the sale or other taxable disposition of an Index LASERSSM, you will generally have capital gain or loss equal to the difference between the cash you receive and your adjusted tax basis in the Index LASERSSM. Such gain or loss generally will be long-term capital gain or loss if you have held the Index LASERSSM for more than one year at the time of disposition.

Due to the absence of authority as to the proper characterization of the Index LASERSSM, no assurance can be given that the Internal Revenue Service (the “IRS”) will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and alternative treatments of the Index LASERSSM could result in less favorable U.S. federal income tax consequences to you. In addition, the IRS and U.S. Treasury Department (the “Treasury”) have requested public comments on a comprehensive set of tax policy issues (including timing and character) related to financial instruments similar to Index LASERSSM. Finally, legislation has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Index LASERSSM) acquired after the date of the legislation’s enactment. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Any capital gain realized upon maturity, sale or other disposition of the Index LASERSSM by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

Will the Index LASERSSM Be Listed on a Securities Exchange?

No. The Index LASERSSM will not be listed on any securities exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding Inc.?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding Inc. is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding Inc. and Citigroup Inc.’s Affiliate, Citigroup Global Markets Inc.?

Citigroup Funding Inc.’s and Citigroup Inc.’s affiliate, Citigroup Global Markets Inc., is the underwriter for the offering and sale of the Index LASERSSM and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets Inc. and/or other broker-dealer affiliates of Citigroup Funding Inc. intend to buy and sell Index LASERSSM to create a secondary market for holders of the Index LASERSSM, and may engage in other activities described below in the section “Plan of Distribution; Conflicts of Interest.” However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue them once it has started. Citigroup Global Markets Inc. will also act as calculation agent for the Index LASERSSM. Potential conflicts of interest may exist between Citigroup Global Markets Inc. and you as a holder of the Index LASERSSM. You should refer to “Risk Factors Relating to the Index LASERSSM — The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations With Respect to the Index LASERSSM” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding Inc.’s Hedging Activity?

Citigroup Funding Inc. expects to hedge its obligations under the Index LASERSSM through it or one or more of its affiliates. This hedging activity likely will involve trading in one or more of the stocks included in the S&P 500® Index or in other instruments, such as options, swaps or futures, based upon the S&P 500® Index or the stocks included in the S&P 500® Index. This hedging activity on, or prior to, the pricing date could increase the value of the underlying index and potentially increase the initial index value and, therefore, the value at which the index must be above on the valuation date before you can receive a payment at maturity greater than your initial investment in the Index LASERSSM. This hedging activity also could affect the value of the S&P 500® Index during the term of the Index LASERSSM and, therefore, the market value of the Index LASERSSM. The costs of maintaining or adjusting this hedging activity could also affect the price at which Citigroup Funding Inc.’s affiliate Citigroup Global Markets Inc. may be willing to purchase your Index LASERSSM in the secondary market. Moreover, this hedging activity may result in Citigroup Funding Inc. or its affiliates receiving a profit, even if the market value of the Index LASERSSM declines. You should refer to “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest,” “ — The Price at Which You Will Be Able to Sell Your Index LASERSSM Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors Relating to the Index LASERSSM — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Index LASERSSM?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the Index LASERSSM, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A) (i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Index LASERSSM or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the Index LASERSSM or (B) its acquisition and holding of the Index LASERSSM is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Index LASERSSM if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Index LASERSSM by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes, the Index LASERSSM are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Index LASERSSM” in this pricing supplement.

RISK FACTORS RELATING TO THE INDEX LASERSSM

Because the terms of the Index LASERSSM differ from those of conventional debt securities in that the payment at maturity will be based on the closing value of the S&P 500® Index on every index business day during the term of the Index LASERSSM and on the percentage change in the closing value of the S&P 500® Index from the pricing date to the valuation date, an investment in the Index LASERSSM entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the S&P 500® Index and other events that are difficult to predict and beyond our control.

Payment at Maturity May Be Less Than the Stated Principal Amount of Your Investment in the Index LASERSSM

If the closing value of the S&P 500® Index is less than or equal to 824.32 (70% of its initial index value) on any index business day from but excluding the pricing date to and including the valuation date and the final index value is less than the initial index value, the amount you receive at maturity for each Index LASERSSM will be less than the stated principal amount of your investment in the Index LASERSSM and will result in a loss. This will be true even if the closing value of the S&P 500® Index exceeds its initial index value at one or more times during the term of the Index LASERSSM. Payment at maturity may be less than the stated principal amount of your investment in the Index LASERSSM, and, accordingly, you could lose your entire investment.

You Will Not Receive Any Periodic Payments on the Index LASERSSM

You will not receive any periodic payments of interest or any other periodic payments on the Index LASERSSM. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the S&P 500® Index.

Your return on the Index LASERSSM will be limited by the maximum index return amount of $350 per Index LASERSSM

Under no circumstance will the index return amount be more than $350 per Index LASERSSM. As a result, if the S&P 500 Index appreciates more than 35% from the initial index value during the term of the Index LASERSSM, the yield on the Index LASERSSM will be less than that which would be payable on an investment in a similar instrument based on the S&P 500 Index that is not subject to a maximum return amount.

The Yield on the Index LASERSSM May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The Index LASERSSM do not pay any interest. As a result, if the closing value of the underlying index on any index business day after the pricing date up to and including the valuation date is less than or equal to 824.32 (70% of its initial index value) and if the final index value does not increase sufficiently from its initial index value, the effective yield on the Index LASERSSM may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding Inc. (guaranteed by Citigroup Inc.) of comparable maturity.

The Index LASERSSM are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the Index LASERSSM, and any actual or anticipated changes to its Credit Ratings or Credit Spreads May Adversely Affect the Market Value of the Index LASERSSM

You are subject to the credit risk of Citigroup Inc. The Index LASERSSM are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the Index LASERSSM, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the Index LASERSSM will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the Index LASERSSM.

The Price at Which You Will Be Able to Sell Your Index LASERSSM Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your Index LASERSSM in the secondary market will be affected by the supply of, and demand for, the Index LASERSSM, the value of the S&P 500® Index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Index LASERSSM of a change in a specific factor, assuming all other conditions remain constant.

Value of the Underlying Index. We expect that the market value of the Index LASERSSM will depend substantially on the amount, if any, by which the value of the underlying index changes from its initial index value. However, changes in the value of the underlying index may not always be reflected in full or in part, in the market value of the Index LASERSSM. If you choose to sell your Index LASERSSM when the value of the underlying index exceeds its initial index value, you may receive substantially less than the amount that would be payable at maturity because of expectations that the value of the underlying index will continue to fluctuate from that time to the valuation date. If you choose to sell your Index LASERSSM when the value of the underlying index is below its initial index value, you will likely receive less than the amount you originally invested.

Trading prices of the stocks included in the underlying index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which such stocks are traded, and by various circumstances that can influence the values of such stocks in a specific market segment of a particular stock. Citigroup Funding Inc.’s hedging activities in the stocks included in the underlying index, the issuance of securities similar to the Index LASERSSM and other trading activities by Citigroup Funding Inc., its affiliates and other market participants can also affect the price of the stocks included in the underlying index.

Volatility of the Underlying Index. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of the underlying index changes during the term of the Index LASERSSM, the market value of the Index LASERSSM may decrease.

Events Involving the Companies Included in the Underlying Index. General economic conditions and earnings results of the companies whose stocks are included in the underlying index and real or anticipated changes in those conditions or results may affect the market value of the Index LASERSSM. In addition, if the dividend yields on those stocks increase, we expect that the market value of the Index LASERSSM may decrease because the underlying index does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the Index LASERSSM may increase.

Interest Rates. We expect that the market value of the Index LASERSSM will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Index LASERSSM may decrease, and if U.S. interest rates decrease, the market value of the Index LASERSSM may increase.

Time Premium or Discount. As a result of a “time premium” or “discount,” the Index LASERSSM may trade at a value above or below that which would be expected based on the level of interest rates and the value of the underlying index the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the value of the underlying index during the period prior to the maturity of the Index LASERSSM. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the Index LASERSSM.

Hedging Activities. Hedging activities related to the Index LASERSSM by one or more of our affiliates will likely involve trading in one or more of the stocks included in the S&P 500® Index or in other instruments, such as options, swaps or futures, based upon the S&P 500® Index, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. This hedging activity on, or prior to, the pricing date could increase the price of the underlying index, and potentially increase the initial index value, and, therefore, the value at which the underlying index must be above on the valuation date before you can receive at maturity a payment that exceeds the stated principal amount of the Index LASERSSM. This hedging activity during the term of the Index LASERSSM could also affect the value of the S&P 500® Index and therefore the market value of the Index LASERSSM. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the Index LASERSSM declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding Inc.’s affiliate Citigroup Global Markets Inc. may be willing to purchase your Index LASERSSM in the secondary market.

Fees and Projected Hedging Profits. The price, if any, at which Citigroup Global Markets Inc. is willing to purchase the Index LASERSSM in secondary market transactions will likely be lower than the public offering price since the public offering price of the Index LASERSSM will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the Index LASERSSM, as well as the cost of hedging our obligations under the Index LASERSSM. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the Index LASERSSM are also likely to be reduced by the costs of unwinding the related hedging transaction. Our affiliates may realize a profit from the expected hedging activity even if the market value of the Index LASERSSM declines. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets Inc., as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition and Results of Citigroup Funding Inc. and Citigroup Inc. Actual or anticipated changes in the financial condition or results of Citigroup Funding Inc. or the credit ratings, financial condition, or results of Citigroup Inc. may affect the market value of the Index LASERSSM. The Index LASERSSM are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the Index LASERSSM.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the Index LASERSSM attributable to another factor.

The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying Index

The historical performance of the underlying index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the underlying index during the term of the Index LASERSSM. Changes in the value of the underlying index will affect the trading price of the Index LASERSSM, but it is impossible to predict whether the value of the underlying index will fall or rise.

Your Return on the Index LASERSSM Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Included in the S&P 500® Index

Your return on the Index LASERSSM will not reflect the return you would realize if you actually owned the stocks included in the S&P 500® Index because S&P calculates the S&P 500® Index by reference to the prices of the stocks comprising the S&P 500® Index without taking into consideration the value of any dividends paid on those stocks. As a result, the return on the Index LASERSSM may be less than the return you would realize if you actually owned the stocks included in the S&P 500® Index even if the final index value of the S&P 500® Index is greater than its initial index value.

You May Not Be Able To Sell Your Index LASERSSM If an Active Trading Market for the Index LASERSSM Does Not Develop

The Index LASERSSM will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Index LASERSSM. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the Index LASERSSM. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Index LASERSSM. If the secondary market for the Index LASERSSM is limited, there may be few buyers should you choose to sell your Index LASERSSM prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Index LASERSSM, the price at which you may be able to trade your Index LASERSSM is likely to depend on the price, if any, at which Citigroup Global Markets Inc. is willing to transact. If at any time Citigroup Global Markets Inc. were not to make a market in the Index LASERSSM, it is likely that there would be no secondary market for the Index LASERSSM. Accordingly, you should be willing to hold your Index LASERSSM to maturity.

The Market Value of the Index LASERSSM May Be Affected by Purchases and Sales of the Stocks Included in the S&P 500® Index or Derivative Instruments Related to the Index by Affiliates of Citigroup Funding Inc.

Citigroup Funding Inc.’s affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell the underlying stocks of the S&P 500® Index or derivative instruments relating to the index for their own accounts in connection with their normal business practices. These transactions could affect the value of the stocks included in the S&P 500® Index and thus, the value of the S&P 500® Index and the market value of the Index LASERSSM.

The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations With Respect to the Index LASERSSM

Citigroup Global Markets Inc., which is acting as the calculation agent for the Index LASERSSM, is an affiliate of ours. As calculation agent, Citigroup Global Markets Inc. will determine the initial index value, the final index value and the index percent change, as applicable, and will calculate the amount of cash, if any, you will receive at maturity. Any of these determinations made by Citigroup Global Markets Inc., in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the calculation of any value of the underlying index in the event of the unavailability, modification or discontinuance of the underlying index, may adversely affect the payment to you at maturity.

Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the Index LASERSSM (and possibly to other instruments linked to the underlying index or the stock underlying it) through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the S&P 500® Index or in other instruments, such as options, swaps or futures, based upon the S&P 500® Index or the stocks included in the S&P 500® Index. This hedging activity may present a conflict between your interest in the Index LASERSSM and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the S&P 500® Index and, therefore, the determination of the payment due at maturity. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your Index LASERSSM in the secondary market. Since hedging our obligation under the Index LASERSSM involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the Index LASERSSM declines.

You Will Have No Rights Against the Publisher of the Underlying Index or Any Issuer of Any Stock Included in the Underlying Index

You will have no rights against the publisher of the underlying index, or any issuer of any stock included in the underlying index, even though the amount you receive at maturity, if any, will depend on the weighted values of the underlying index, and such values are based on the prices of the stocks included in the underlying index. By investing in the Index LASERSSM you will not acquire any shares of stocks included in the underlying index and you will not receive any dividends or other distributions, if any, with respect to stocks included in the underlying index. Moreover, you will not have voting, or any other rights with respect to the stocks that underlie the underlying index. The index publisher and the issuers of the stocks included in the underlying index are not in any way involved in this offering and have no obligations relating to the Index LASERSSM or to the holders of the Index LASERSSM.

The United States Federal Income Tax Consequences of the Index LASERSSM Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the Index LASERSSM or instruments similar to the Index LASERSSM for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Index LASERSSM are not certain. No ruling is being requested from the IRS with respect to the Index LASERSSM and no assurance can be given that the IRS will agree with the conclusions expressed under “What Are the United States Federal Income Tax Consequences of Investing in the Index LASERSSM?” and “Certain United States Federal Income Tax Considerations” in this pricing supplement. Alternative characterization of the Index LASERSSM may affect the U.S. tax consequences of investing in the Index LASERSSM, including for non-U.S. investors.

DESCRIPTION OF THE INDEX LASERSSM

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Index LASERSSM. The description in this pricing supplement of the particular terms of the Index LASERSSM supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for May 12, 2011 on the SEC Web site):

¡	Prospectus Supplement and Prospectus filed on May 12, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

General

The payment you receive at maturity on the Index LASERSSM will depend on the percentage change in the closing value of the S&P 500® Index from the from the date of this pricing supplement, which is the date on which the Index LASERSSM are priced for initial sale to the public (which we refer to as the Pricing Date) to the third index business day before maturity (which we refer to as the Valuation Date) and the Closing Value of the S&P 500® Index on every index business day from, but excluding the Pricing Date to and including the Valuation Date.

If the closing value of the S&P 500® Index is greater than 824.32 (70% of its closing value on the Pricing Date) (which we refer to as the Initial Index Value) on every index business day from but excluding the pricing date to and including the valuation date, at maturity you will receive for each Index LASERSSM you then hold the $1,000 stated principal amount per Index LASERSSM plus an Index Return Amount equal to the product of (i) $1,000 and (ii) the greater of (x) the percentage change in the closing value of the S&P 500® Index from the Pricing Date to the Valuation Date (which we refer to as the Index Percent Change) and (y) 16% (8% per annum on a simple interest basis)(which we refer to as the Fixed Percentage) of the stated principal amount of the Index LASERSSM, provided that the index return amount will not in any circumstance be more than $350 per Index LASERSSM. In this case, the payment at maturity will be at least $1,160 per Index LASERSSM but will not in any circumstance be more than $1,350 per Index LASERSSM.

If the Closing Value of the S&P 500® Index is less than or equal to 70% of its Initial Index Value on any index business day from but excluding the pricing date to and including the valuation date, at maturity you will receive for each Index LASERSSM you then hold the $1,000 stated principal amount per Index LASERSSM plus an Index Return Amount equal to the product of (i) $1,000 and (ii) the Index Percent Change (which could be negative), provided that the index return amount will not in any circumstance be more than $350 per Index LASERSSM. In this case, if the Final Index Value is less than the Initial Index Value, the maturity payment will be less than your initial investment of $1,000 per Index LASERSSM and your investment in the Index LASERSSM will result in a loss.

The Index LASERSSM are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Index LASERSSM issued will be $4,920,000 (4,920 Index LASERSSM). The Index LASERSSM will mature on August 29, 2013, will constitute part of the senior debt of Citigroup Funding Inc., and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding Inc. The guarantee of payments due under the Index LASERSSM will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the stated principal amount of your investment in the Index LASERSSM at maturity is not guaranteed. All payments on the Index LASERSSM are subject to the credit risk of Citigroup Inc. The Index LASERSSM will be issued only in fully registered form and in denominations of $1,000 per Index LASERSSM and integral multiples thereof.

Reference is made to the accompanying prospectus for a detailed summary of additional provisions of the Index LASERSSM and of the senior debt indenture under which the Index LASERSSM will be issued.

Interest

We will not make any periodic payments of interest or any other payments on the Index LASERSSM until maturity. You will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the S&P 500® Index.

Payment at Maturity

The Index LASERSSM will mature on August 29, 2013. At maturity, you will receive for each Index LASERSSM a payment at maturity equal to the sum of the initial stated principal amount of $1,000 per Index LASERSSM plus the Index Return Amount, which may be positive or negative, but will not in any circumstance be more than $1,350 per Index LASERSSM .

The Index Return Amount depends on the Closing Value of the underlying index on every index business day from but excluding the Pricing Date to and including the Valuation Date and on whether the Index Percent Change is positive, zero or negative:

•

If the Closing Value of the S&P 500® Index is greater than 824.32 (70% of its Initial Index Value) on every index business day from but excluding the Pricing Date to and including the Valuation Date, the Index Return Amount will equal:

$1,000 × (the greater of (x) Index Percent Change and (y) Fixed Percentage),

provided that the Index Return Amount will not in any circumstance be more than $350 per Index LASERSSM.

The Index Percent Change will equal the following fraction:

Final Index Value – Initial Index Value

Initial Index Value

The Fixed Percentage will equal 16% (8% per annum on a simple interest basis)

•

If the Closing Value is less than or equal to 824.32 (70% of its Initial Index Value) on any index business day from but excluding the Pricing Date to and including the Valuation Date, the Index Return Amount will be equal:

$1,000 × Index Percent Change (which will be negative),

provided that the Index Return Amount will not in any circumstance be more than $350 per Index LASERSSM.

In this case, if the Final Index Value is less than the Initial Index Value, the Index Return Amount will be negative and the maturity payment will be less than your initial investment of $1,000 per Index LASERSSM and your investment in the Index LASERSSM will result in a loss

The “Initial Index Value” is 1,177.6, the closing value of the S&P 500® Index on the Pricing Date.

The “Final Index Value” will be the closing value of the S&P 500® Index on the Valuation Date.

The “Pricing Date” means August 24, 2011, the date on which the Index LASERSSM were priced for initial sale to the public.

The “Valuation Date” will be August 26, 2013.

If no Closing Value of the S&P 500® Index is available on any Index Business Day because of a Market Disruption Event or otherwise, the value of the S&P 500® Index for that Index Business Day, unless deferred by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the value of the S&P 500® Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets Inc. or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the Calculation Agent. The determination of the value of the S&P 500® Index by the Calculation Agent in the event of a Market Disruption Event may be deferred by the Calculation Agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day prior to maturity.

An “Index Business Day” means a day, as determined by the Calculation Agent, on which the S&P 500® Index or any successor Index is calculated and published and on which securities comprising more than 80% of the value of the S&P 500® Index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the S&P 500® Index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Index LASERSSM, absent manifest error.

A “Market Disruption Event” means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the S&P 500® Index or any successor Index, (b) any option or futures contracts, or any options on such futures contracts relating to the S&P 500® Index or any successor Index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the S&P 500® Index or any successor Index on any exchange or market if, in each case, in the determination of the Calculation Agent, any suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the S&P 500® Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the S&P 500® Index will be based on a comparison of the portion of the value of the S&P 500® Index attributable to that security relative to the overall value of the S&P 500® Index, in each case immediately before that suspension or limitation.

What You Could Receive at Maturity — Hypothetical Examples

The examples below show hypothetical maturity payments on the Index LASERSSM for a range of Final Index Values of the Underlying Index. The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive in respect of the Index LASERSSM at maturity will depend on the actual Index Return Amount, which, in turn, will depend on the actual Initial Index Value, Final Index Value, Fixed Percentage and the closing value of the Underlying Index on every Index Business Day after the Pricing Date up to and including the Valuation Date. All of the hypothetical examples below are based on the following assumptions:

•	Issue Price: $1,000 per Index LASERSSM

•	Initial Index Value: 1,177.60

•	Fixed Percentage: 16.0%

•	Downside Threshold Value: 824.32 (70% of the Initial Index Value)

•	Maturity: 2 years

Table of Hypothetical Payments at Maturity

		Closing Value Above the Hypothetical Downside Threshold Value on Every Index Business Day		Closing Value At or Below the Hypothetical Downside Threshold Value on Any Index Business Day
Hypothetical Final Index Value of the Underlying Index	Hypothetical Index Percent Change(1) (%)	Hypothetical Return on the Index LASERSSM	Hypothetical Payment at Maturity(2) on the Index LASERSSM	Hypothetical Return on the Index LASERSSM	Hypothetical Payment at Maturity(3) on the Index LASERSSM

0.00	-100.00%	N/A	N/A	-100.00%	$0.00
294.40	-75.00%	N/A	N/A	-75.00%	$250.00
588.80	-50.00%	N/A	N/A	-50.00%	$500.00
647.68	-45.00%	N/A	N/A	-45.00%	$550.00
765.44	-35.00%	N/A	N/A	-35.00%	$650.00
800.768	-32.00%	N/A	N/A	-32.00%	$680.00
836.096	-29.00%	16.0%	$1160.00	-29.00%	$710.00
894.976	-24.00%	16.0%	$1160.00	-24.00%	$760.00
953.856	-19.00%	16.0%	$1160.00	-19.00%	$810.00
1,012.736	-14.00%	16.0%	$1160.00	-14.00%	$860.00
1,071.616	-9.00%	16.0%	$1160.00	-9.00%	$910.00
1,130.496	-4.00%	16.0%	$1160.00	-4.00%	$960.00
1,189.376	1.00%	16.0%	$1160.00	1.00%	$1010.00
1,248.256	6.00%	16.0%	$1160.00	6.00%	$1060.00
1,307.136	11.00%	16.0%	$1160.00	11.00%	$1110.00
1,366.016	16.00%	16.0%	$1160.00	16.00%	$1160.00
1,424.896	21.00%	21.0%	$1210.00	21.00%	$1210.00
1,483.776	26.00%	28.0%	$1280.00	26.00%	$1260.00
1,542.656	31.00%	29.0%	$1290.00	31.00%	$1310.00
1,601.536	36.00%	30.0%	$1300.00	35.00%	$1350.00
1,660.416	41.00%	32.0%	$1320.00	35.00%	$1350.00
1,719.296	46.00%	33.0%	$1330.00	35.00%	$1350.00
1,778.176	51.00%	35.0%	$1350.00	35.00%	$1350.00
2,060.80	75.00%	35.0%	$1350.00	35.00%	$1350.00
2,355.20	100.00%	35.0%	$1350.00	35.00%	$1350.00

(1)

Hypothetical index percent change = hypothetical final index value – hypothetical initial index value ÷ hypothetical initial index value. Excludes any dividends paid on the stocks in the S&P 500® Index.

(2)	Hypothetical payment at maturity = $1,000 + Hypothetical Index Return Amount, where the Hypothetical Index Return Amount = $1,000 x Hypothetical index return amount = $1,000 x the greater of (x) the Hypothetical Index Percent Change and (y) the Hypothetical Fixed Percentage of 16.0%, subject to a maximum Index Return Amount of $350.
(3)	Hypothetical payment at maturity = $1,000 + Hypothetical Index Return Amount, where the Hypothetical Index Return Amount = $1,000 x the Hypothetical Index Percent Change (which may be negative). subject to a maximum Index Return Amount of $350.

Discontinuance of the S&P 500® Index

If S&P discontinues publication of the S&P 500® Index or another entity publishes a successor or substitute Index that the Calculation Agent determines, in its sole discretion, to be comparable to the S&P 500® Index, then the value of the relevant Index will be determined by reference to the value of that Index, which we refer to as a “successor Index.”

Upon any selection by the Calculation Agent of a successor Index, the Calculation Agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor Index to the registered holders of the Index LASERSSM.

If S&P discontinues publication of the S&P 500® Index and a successor Index is not selected by the Calculation Agent or is no longer published on any date of determination of the value of the S&P 500® Index, the value to be substituted for the S&P 500® Index for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the relevant Index prior to any such discontinuance.

If S&P discontinues publication of the S&P 500® Index prior to the determination of the relevant coupon amount and the Calculation Agent determines that no successor Index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the relevant Coupon Amount and (b) a determination by the Calculation Agent that a successor Index is available, the Calculation Agent will determine the value that is to be used in computing the value of the S&P 500® Index or the relevant Index as described in the preceding paragraph.

If a successor Index is selected or the Calculation Agent calculates a value as a substitute for the relevant Index as described above, the successor Index or value will be substituted for the relevant Index for all purposes, including for purposes of determining whether any Index Business Day or Market Disruption Event occurs.

Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500® Index may adversely affect the market value of the Index LASERSSM. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Index LASERSSM, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the S&P 500® Index or a successor Index is changed in any material respect, or if the S&P 500® Index or a successor Index is in any other way modified so that the value of the S&P 500® Index or the successor Index does not, in the opinion of the Calculation Agent, fairly represent the value of that Index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock Index comparable to the S&P 500® Index or the successor Index as if the changes or modifications had not been made, and calculate the value of the Index with reference to the S&P 500® Index or the successor Index. Accordingly, if the method of calculating the S&P 500® Index or the successor Index is modified so that the value of the S&P 500® Index or the successor Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that Index in order to arrive at a value of the Index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Index LASERSSM are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Index LASERSSM shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Index LASERSSM will be determined by the Calculation Agent and will equal, for each Index LASERSSM, the payment at maturity, calculated as though the maturity of the Index LASERSSM were the date of early repayment. See “ — Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding Inc. or Citigroup Inc., the claim of the beneficial owner of the Index LASERSSM will be capped at the payment at maturity, calculated as though the maturity date of the Index LASERSSM were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Index LASERSSM, the Index LASERSSM shall bear interest, payable upon demand of the beneficial owners of the Index LASERSSM in accordance with the terms of the Index LASERSSM, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 3.15% per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Index LASERSSM and will also hold the global security representing the Index LASERSSM as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Index LASERSSM.

The CUSIP number for the Index LASERSSM is 1730T0NL9.

Calculation Agent

The Calculation Agent for the Index LASERSSM will be Citigroup Global Markets Inc. an affiliate of Citigroup Funding Inc. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding Inc., Citigroup Inc. and the holders of the Index LASERSSM. Citigroup Global Markets Inc. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE S&P 500® INDEX

General

Unless otherwise stated, we have derived all information regarding the S&P 500® Index provided in this pricing supplement, including its composition, method of calculation and changes in components, from Standard & Poor’s (“S&P”), publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500® Index at any time. None of Citigroup Inc., Citigroup Funding Inc., Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the S&P 500® Index.

The S&P 500® Index is published by S&P and is intended to provide a performance benchmark for the U.S. equity markets. S&P chooses companies for inclusion with an aim of achieving a distribution by broad industry groupings. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the Index components are updated periodically so that the S&P 500® Index reflects the performance of the U.S. equity markets.

As of August 25, 2011, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of August 25, 2011, the 500 companies included in the S&P 500® Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the percentage of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (10.55%), Consumer Staples (11.16%), Energy (12.69%), Financials (14.20%), Health Care (11.57%), Industrials (10.51%), Information Technology (19.07%), Materials (3.56%), Telecommunication Services (3.08%) and Utilities (3.60%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

THE S&P 500® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE INDEX LASERSSM WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P 500® Index

On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, S&P completed the full float adjustment of the S&P 500® Index. S&P’s criteria for selecting stocks for the S&P 500® Index were not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors and not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by governmental entities, including all levels of government in the United States or foreign countries; and

•

holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted Index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the Index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all Index component stocks relative to the S&P 500® Index’s base period of 1941-43 (the “base period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the S&P 500® Index component stocks during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the S&P 500® Index component stocks by a number called the Index divisor. By itself, the Index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original base period level of the S&P 500® Index. The Index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index (“Index maintenance”).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total market value of the S&P 500® Index require an Index divisor adjustment. By adjusting the Index divisor for the change in total market value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All Index divisor adjustments are made after the close of trading. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require Index divisor adjustments.

Historical Information. The following table sets forth the high and low closing values, as well as the end-of-quarter closing values, of the S&P 500® Index from January 2, 2006 through August 24, 2011. We obtained these closing values and other information below from Bloomberg Financial Markets, without independent verification. This historical information on the S&P 500® Index is not indicative of the future performance of the S&P 500® Index or what the market value of the Index LASERSSM may be. Any historical upward or downward trend in the value of the S&P 500® Index during any period set forth below is not an indication that the S&P 500® Index is more or less likely to increase or decrease at any time during the term of the Index LASERSSM.

	High	Low	Period End
2006
Quarter
First	1,307.25	1,254.78	1,294.83
Second	1,325.76	1,223.69	1,270.20
Third	1,339.15	1,234.49	1,335.85
Fourth	1,427.09	1,331.32	1,418.30
2007
Quarter
First	1,459.68	1,374.12	1,420.86
Second	1,539.18	1,424.55	1,503.35
Third	1,553.08	1,406.70	1,526.75
Fourth	1,565.15	1,407.22	1,468.36
2008
Quarter
First	1,447.16	1,273.37	1,322.70
Second	1,426.63	1,278.38	1,280.00
Third	1,305.32	1,106.39	1,166.36
Fourth	1,161.06	752.44	903.25
2009
Quarter
First	934.70	676.53	797.87
Second	946.21	811.08	919.32
Third	1,071.66	879.13	1,057.08
Fourth	1,127.78	1,025.21	1,115.10
2010
Quarter
First	1,174.17	1,056.74	1,169.43
Second	1,217.28	1,030.71	1,030.71
Third	1,148.67	1,022.58	1,141.20
Fourth	1,259.78	1,137.03	1,257.64
2011
Quarter
First	1,343.01	1,256.88	1,325.83
Second	1,363.61	1,265.42	1,320.64
Third (through August 24)	1,353.22	1,119.46	1,177.60

On August 24, 2011, the closing value of the S&P 500® Index was 1,177.60.

The following graph illustrates the historical performance of S&P 500® Index based on the closing value thereof on each Index Business Day from January 2, 2006 through August 24, 2011. Past movements of the S&P 500® Index are not indicative of future index values.

License Agreement

S&P and Citigroup Global Markets Inc. have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding Inc. and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the Index LASERSSM.

The license agreement between S&P and Citigroup Global Markets Inc. provides that the following language must be stated in this pricing supplement.

“The Index LASERSSM are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Index LASERSSM or any member of the public regarding the advisability of investing in securities generally or in the Index LASERSSM particularly. S&P’s only relationship to Citigroup Funding Inc. and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding Inc., its affiliates or the Index LASERSSM. S&P has no obligation to take the needs of Citigroup Funding Inc., its affiliates or the holders of the Index LASERSSM into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the Index LASERSSM to be issued or in the determination or calculation of the equation by which the Index LASERSSM are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Index LASERSSM.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® Index OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING INC., HOLDERS OF THE INDEX LASERSSM, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE

POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP FUNDING INC.”

All disclosures contained in this pricing supplement regarding the S&P 500® Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. None of Citigroup Funding Inc., Citigroup Inc., Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences that may be relevant to initial holders of the Index LASERSSM who will hold the Index LASERSSM as capital assets. All references to “holders” are to beneficial owners of the Index LASERSSM. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Index LASERSSM as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction, or persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

No statutory, judicial or administrative authority directly addresses the characterization of the Index LASERSSM or instruments similar to the Index LASERSSM for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Index LASERSSM are not certain. No ruling is being requested from the IRS with respect to the Index LASERSSM and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE INDEX LASERSSM SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE INDEX LASERSSM, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In purchasing an Index LASERSSM, each holder agrees with Citigroup Funding Inc. to treat an Index LASERSSM for U.S. federal income tax purposes as a cash-settled prepaid forward contract on the value of the S&P 500® Index on the Valuation Date, pursuant to which forward contract, at maturity each holder will receive the cash value of the S&P 500® Index subject to certain adjustments, and under the terms of which contract (a) at the time of issuance of the Index LASERSSM the holder deposits irrevocably with Citigroup Funding Inc. a fixed amount of cash equal to the purchase price of the Index LASERSSM as a non-interest bearing deposit, and (b) at maturity such cash deposit unconditionally and irrevocably will be applied by Citigroup Funding Inc. in full satisfaction of the holder’s obligation under the forward contract, and Citigroup Funding Inc. will deliver to the holder the cash value of the S&P 500® Index pursuant to the terms of the Index LASERSSM. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding Inc. during the term of the Index LASERSSM, but instead will be commingled with Citigroup Funding Inc.’s other assets and applied in a manner consistent with the section “Use of Proceeds and Hedging” in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the Index LASERSSM could result in less favorable U.S. federal income tax consequences to a holder.

United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to a beneficial owner of an Index LASERSSM that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the Index LASERSSM (a “U.S. Holder”), under the characterization of the Index LASERSSM agreed to above.

Under the above characterization of the Index LASERSSM, at maturity or upon the sale or other taxable disposition of an Index LASERSSM, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized at maturity or upon the sale or other taxable disposition and the U.S. Holder’s tax basis in the Index LASERSSM. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Index LASERSSM for more than one year at the time of disposition. A holder’s tax basis in the Index LASERSSM generally will equal the holder’s cost for such Index LASERSSM.

Alternative Characterizations. Due to the absence of authority as to the proper characterization of the Index LASERSSM and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above.

Because a holder will be entitled to cash in an amount equal to or greater than the amount of the initial purchase price paid for the Index LASERSSM unless the value of the S&P 500® Index at the Valuation Date is less than or equal to 824.32 (70% of the initial value of the S&P 500® Index), the IRS could seek to analyze the federal income tax consequences of owning the Index LASERSSM under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield”, be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The Index LASERSSM offer no assurance that a holder’s investment will be returned to the holder at maturity except to the extent that the value of the S&P 500® Index at the Valuation Date is greater than 824.32 (70% of the initial value of the S&P 500® Index); instead, at maturity, the Index LASERSSM provide economic returns that are generally Indexed to the performance of the S&P 500® Index. Further, a holder may receive at maturity economic returns that are substantially lower or higher than the holder’s investment. Accordingly, Citigroup Funding Inc. believes that it is reasonable to treat the Index LASERSSM for U.S. federal income tax purposes, not as debt instruments, but as cash-settled prepaid forward contracts, pursuant to which forward contracts at maturity each holder will receive the cash value of the S&P 500® Index subject to certain adjustments. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the Index LASERSSM, then, among other matters, (i) a U.S. Holder would be required to include in income each year an accrual of interest at the annual rate of approximately 2.76% compounded semi-annually (“the comparable yield”), regardless of the U.S. Holder’s method of tax accounting, and (ii) gain or loss realized by a U.S. Holder at maturity or upon a sale or taxable disposition of an Index LASERSSM generally would be characterized as ordinary income or loss (as the case may be, under the rules summarized above), rather than as capital gain or loss.

It is also possible that future regulations or other IRS guidance would require U.S. Holders to accrue income on the Index LASERSSM on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Index LASERSSM in another manner that significantly differs from the agreed-to treatment discussed above. On December 7, 2007, the IRS and Treasury issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Index LASERSSM. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation has been introduced for consideration in the U.S. Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Index LASERSSM) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Some or all of the net long-term capital gain arising from certain “constructive ownership” transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules have no immediate application to forward contracts in respect of the stock of most corporations, including the Index LASERSSM. The rules, however, grant discretionary authority to the Treasury to expand the scope of “constructive ownership” transactions to include forward contracts in respect of the stock of all corporations. The rules separately also direct the Treasury to promulgate regulations excluding a forward contract that does not convey “substantially all” of the economic return on any underlying asset from the scope of “constructive ownership” transactions. This category may include the Index LASERSSM. It is not possible to predict whether such regulations will be promulgated by the Treasury, or the form or effective date that any regulations that may be promulgated might take.

Finally, proposed regulations would require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the proposed regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires a current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS publishes future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that U.S. Holders could be required to accrue income with respect to the payment at maturity of the Index LASERSSM over the term of the Index LASERSSM.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Index LASERSSM. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Index LASERSSM.

Non-United States Holders

A holder or beneficial owner of Index LASERSSM that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on any capital gain realized upon the maturity, sale or other disposition of the Index LASERSSM by a Non-U.S. Holder, unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to any gain on the Index LASERSSM if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

In the Notice discussed above, the IRS and Treasury specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to Non-U.S. Holders under the Index LASERSSM.

Estate Tax

In the case of a holder of an Index LASERSSM that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of an Index LASERSSM should note that, absent an applicable treaty benefit, the Index LASERSSM may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Index LASERSSM.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Index LASERSSM.

Citigroup Global Markets Inc., acting as principal, has agreed to purchase from Citigroup Funding Inc., and Citigroup Funding Inc. has agreed to sell to Citigroup Global Markets Inc. $4,920,000 principal amount of the Index LASERSSM (4,920 Index LASERSSM) for $985 per Index LASERSSM, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets Inc. proposes to offer some of the Index LASERSSM directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Index LASERSSM to certain dealers, including broker-dealers affiliated with Citigroup Global Markets Inc., at the public offering price less a concession of $15 per Index LASERSSM. Citigroup Global Markets Inc. may allow, and these dealers may reallow, a concession of $15 per Index LASERSSM on sales to certain other dealers. Citigroup Global Markets Inc. will pay the Registered Representatives of Citigroup Global Markets Inc. a sales commission of $15 for each Index LASERSSM they sell. If all of the Index LASERSSM are not sold at the initial offering price, Citigroup Global Markets Inc. may change the public offering price and other selling terms.

The Index LASERSSM will not be listed on any securities exchange.

In order to hedge its obligations under the Index LASERSSM, Citigroup Funding Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Index LASERSSM—The Market Value of the Index LASERSSM May Be Affected by Purchases and Sales of the Stocks Included in the Underlying Index or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.” in this pricing supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets Inc. is an affiliate of Citigroup Funding Inc. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Index LASERSSM, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Index LASERSSM, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Index LASERSSM which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Index LASERSSM may be circulated or distributed, nor may the Index LASERSSM be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Index LASERSSM, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Index LASERSSM under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii) no consideration is or will be given for the transfer; or

(iii) the transfer is by operation of law.

ERISA MATTERS

Each purchaser of the Index LASERSSM or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Index LASERSSM through and including the date of disposition of such Index LASERSSM that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)

if it is a Plan, either (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Index LASERSSM or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Index LASERSSM or (B) its acquisition and holding of the Index LASERSSM is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

VALIDITY OF THE NOTES

In the opinion of Douglas C. Turnbull, Associate General Counsel - Capital Markets and Corporate Reporting of Citigroup Inc., and counsel to Citigroup Funding Inc., when the Notes have been executed and issued by Citigroup Funding Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes and related guarantee will be legal, valid and binding obligations of Citigroup Funding Inc and Citigroup Inc, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting creditors’ rights generally from time to time in effect and subject to general principles of equity, regardless of whether such is considered in a proceeding in equity or at law.

This opinion is given as of the date of this pricing supplement and is limited to matters governed by the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware (including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting the General Corporation Law of the State of Delaware and such applicable provisions of the Delaware Constitution). In addition, this opinion is subject to customary assumptions as to legal capacity, genuineness of signatures and authenticity of documents as stated in the opinion dated May 11, 2011, which has been filed as exhibit number 5(a) to the Company’s Registration Statement on Form S-3 (No. 333-172554).

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Medium-Term, Series D

Index LASERSSM

Based Upon the S&P 500® Index

Due August 29, 2013

($1,000 Index LASERSSM)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

August 24, 2011

(Including Prospectus Supplement Dated

May 12, 2011 and Prospectus Dated

May 12, 2011)